Filed by Marvell Technology, Inc.

(Commission File No. 001-40357)

pursuant to Rule 425 under the Securities

Act of 1933, as amended

August 3, 2021

Innovium Team,

I’m very excited that Innovium and Marvell have signed a definitive agreement to join forces. Together, we are going to create a leading Ethernet switch portfolio targeting the most important segments of the market, including cloud-scale data centers, enterprise networks, and 5G.

As a unified company, we will have the scale, technology leadership and portfolio breadth to become a market leader. We’ll unlock tremendous value for customers by providing architectural choice and flexibility to meet a diverse set of requirements. This combination enables Marvell to drive two dedicated development efforts, TERALYNX™ for the cloud data center switching market, and Prestera™ for the enterprise and carrier switch markets.

I have had the pleasure of getting to know Rajiv Khemani, Puneet Agarwal, and other members of the Innovium management team. We are confident that your team is an exceptionally good fit with our culture of innovation, collaboration, and customer commitment. Together we will build one integrated team. To that end, I’m pleased to share that Puneet will join Marvell upon transaction close. He will be joined by the talented Innovium team who will continue to drive the cloud-optimized switch program within the combined company as part of our Switch BU. Rajiv will serve in an advisory role with Marvell for a transition period to ensure a smooth integration of the two companies.

The combination is expected to close by the end of calendar 2021, subject to the satisfaction of customary closing conditions, including applicable regulatory approvals. Until that time, it’s important that we operate as two independent companies.

Leaders from Marvell will join Rajiv and Puneet today for a virtual all-hands meeting with the Innovium team, and in the weeks ahead, we will host additional Town Halls to share our vision for the combined organization and answer your questions.

Again, we at Marvell are so excited to unite with Innovium and look forward to getting to know you in the weeks and months ahead. In the meantime, please know that you have my full support, and that of my team, as you learn more about Marvell. Thank you for embracing this change and joining in our excitement about the possibilities we will have together.

Sincerely,

Matt Murphy

President and CEO

Marvell

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

Marvell will file with the SEC a registration statement on Form S-4, which will include a prospectus of Marvell. Investors are urged to carefully read the registration statement and other relevant documents to be filed with the SEC in their entirety when they become available because they will contain important information about Marvell, Innovium, the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on Marvell’s website at https://investor.marvell.com/sec-filings.